Oppenheimer Zero Coupon
                             U.S. Treasuries Trust
                                   Series E
                     Annual Report dated December 31, 1993

Oppenheimer Zero Coupon U.S. Treasuries Trust, Series E
Independent Auditors' Report

- -----------------------------------------------------------------------------
We have audited the accompanying statements of condition, including the related portfolios of the 1999 Series and the 2009 Series of the Oppenheimer Zero Coupon U.S. Treasuries Trust, Series E, as of December 31, 1993 and the related statements of operations and changes in net assets for the years ended December 31, 1993, 1992 and 1991. These financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned at December 31, 1993 by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of Oppenheimer Zero Coupon U.S. Treasuries Trust, Series E at December 31, 1993 and the results of its operations and changes in its net assets, for the above stated periods, in conformity with generally accepted accounting principles.



DELOITTE & TOUCHE
Denver, Colorado
February 8, 1994

Oppenheimer Zero Coupon U.S. Treasuries Trust, Series E
Statements of Condition As of December 31, 1993

- -------------------------------------------------------------------------------------------------------------------------------
                                                                                                        1999            2009
                                                                                                       Series          Series
- -------------------------------------------------------------------------------------------------------------------------------
Trust Property
Investment in marketable securities
   (see Portfolios)-Note 1  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           $428,697       $  294,308
Cash . .  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                  -            6,275
Accrued interest receivable . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                222              226
                                                                                                      --------       ----------

   Total trust property   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            428,919          300,809
Less Liabilities  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                222            6,501
                                                                                                      --------       ----------
Net Assets-Note 2 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           $428,697       $  294,308
                                                                                                      ========       ==========

Units Outstanding . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            567,866          802,717
                                                                                                      ========       ==========

Unit Value  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .             $ .75493       $   .36664
                                                                                                      ========       ==========


See Notes to Financial Statements

Oppenheimer Zero Coupon U.S. Treasuries Trust, Series E
Statements of Changes in Net Assets
For the years ended December 31, 1993, 1992 and 1991

- ----------------------------------------------------------------------------------------------------------------------------
                                                                                                      1999 Series
                                                                                     ----------------------------------------
                                                                                         1993            1992            1991
- -----------------------------------------------------------------------------------------------------------------------------
Operations:
Net investment income . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         $ 28,399      $ 27,755       $ 25,469
Realized gain on securities transactions  . . . . . . . . . . . . . . . . . . .            9,378             -              -
Net unrealized appreciation of investments  . . . . . . . . . . . . . . . . . .           13,325         4,053         34,486
                                                                                        --------      --------       --------
Net increase in net assets resulting from operations  . . . . . . . . . . . . .           51,102        31,808         59,955
Capital Share Transactions - Note 4
   Issuance of Units  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           36,091             -              -
   Redemption of Units  . . . . . . . . . . . . . . . . . . . . . . . . . . . .          (53,027)            -              -
                                                                                        --------      --------       --------
   Net increase in Net Assets   . . . . . . . . . . . . . . . . . . . . . . . .           34,166        31,808         59,955
Net Assets:
   Beginning of period  . . . . . . . . . . . . . . . . . . . . . . . . . . . .          394,531       362,723        302,768
                                                                                        --------      --------       --------
   End of period  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         $428,697      $394,531       $362,723
                                                                                        ========      ========       ========

                                                                                                      2009 Series
                                                                                     ----------------------------------------
                                                                                         1993            1992          1991
- -----------------------------------------------------------------------------------------------------------------------------
Operations:
   Net investment income  . . . . . . . . . . . . . . . . . . . . . . . . . . . .       $ 22,463      $ 41,995       $ 61,825
   Realized Gain (Loss) on securities transactions  . . . . . . . . . . . . . . .         20,020       (13,381)       (29,794)
   Net unrealized appreciation (depreciation) of investments  . . . . . . . . . .         33,888        (6,988)       118,200
                                                                                        --------      --------       --------
   Net increase in net assets resulting from operations   . . . . . . . . . . . .         76,371        21,626        150,231
Capital Share Transactions - Note 4
   Redemption of Units  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       (122,097)     (404,491)      (318,217)
                                                                                        --------      --------       --------
   Net increase (decrease) in Net Assets  . . . . . . . . . . . . . . . . . . . .        (45,726)     (382,865)      (167,986)
Net Assets:
   Beginning of period  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        340,034       722,899        890,885
                                                                                        --------      --------       --------
   End of period  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       $294,308      $340,034       $722,899
                                                                                        ========      ========       ========


See Notes to Financial Statements

Oppenheimer Zero Coupon U.S. Treasuries Trust, Series E
Statement of Operations
For the years ended December 31, 1993, 1992 and 1991

- ------------------------------------------------------------------------------------------------------------------------------
                                                                                                  1999 Series
                                                                                           -----------------------------------
                                                                                    1993               1992             1991
- ------------------------------------------------------------------------------------------------------------------------------
Investment Income:
Interest Income . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         $    255            $   266          $   266
Accretion of original issue discount  . . . . . . . . . . . . . . . . . .           28,399             27,755           25,469
Trustee's fees and expenses - Note 3  . . . . . . . . . . . . . . . . . .             (255)              (266)            (266)
                                                                                  --------            -------          -------
Net investment income . . . . . . . . . . . . . . . . . . . . . . . . . .           28,399             27,755           25,469
Realized and Unrealized Gain (Loss) on Investments
Realized Gain on Securities Transactions  . . . . . . . . . . . . . . . .            9,378                  -                -
Net change in unrealized appreciation of investments  . . . . . . . . . .           13,325              4,053           34,486
                                                                                  --------            -------          -------
Net gain on investments . . . . . . . . . . . . . . . . . . . . . . . . .           22,703              4,053           34,486
                                                                                  --------            -------          -------
Net Increase in Net Assets Resulting From Operations  . . . . . . . . . .         $ 51,102            $31,808          $59,955
                                                                                  ========            =======          =======

                                                                                                   2009 Series
                                                                                ----------------------------------------------
                                                                                    1993               1992              1991
- ------------------------------------------------------------------------------------------------------------------------------
Investment Income:
Interest Income . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         $    417           $    640         $  1,431
Accretion of original issue discount  . . . . . . . . . . . . . . . . . .           22,463             41,995           61,825
Trustee's fees and expenses - Note 3  . . . . . . . . . . . . . . . . . .             (417)              (640)          (1,431)
                                                                                  --------           --------          --------
Net investment income . . . . . . . . . . . . . . . . . . . . . . . . . .           22,463             41,995           61,825
Realized and Unrealized Gain (Loss) on Investments
Realized gain (loss) on securities transactions . . . . . . . . . . . . .           20,020            (13,381)         (29,794)
Net change in unrealized appreciation of investments  . . . . . . . . . .           33,888             (6,988)         118,200
                                                                                  --------           --------         --------
Net gain (loss) on investments  . . . . . . . . . . . . . . . . . . . . .           53,908            (20,369)          88,406
                                                                                  --------           --------         --------

Net Increase in Net Assets Resulting From Operations  . . . . . . . . . .         $ 76,371           $ 21,626         $150,231
                                                                                  ========           ========         ========

- --------------------------
See Notes to Financial Statements.

Oppenheimer Zero Coupon U.S. Treasuries Trust, Series E
Notes to Financial Statements
For the years ended December 31, 1993, 1992 and 1991
- ---------------------------------------------------------------------------

1.   Significant Accounting Policies

The Fund is registered under the Investment Company Act of 1940 as a unit investment trust. Units of the Fund are sold only to separate investment accounts of life insurance companies to fund variable life insurance policies. The Fund's sponsor is Oppenheimer Funds Distributor, Inc. The following is a summary of significant accounting policies consistently followed by the Fund. The policies are in conformity with generally accepted accounting principles.

(a) Securities are stated at value as determined by the Evaluator based on bid side evaluations for the securities.

(b) Cost of securities has been adjusted to include the accretion of original issue discount on the Stripped Treasury Securities.

2.   Net Capital

                                                                                                        December 31,
                                                                                          -----------------------------------
                                                                                               1993         1992         1991
                                                                                               ----         ----         ----
1999 Series
- -----------
Cost of 567,866, 592,992, and 592,992 Units, respectively . . . . . . . . . . . . . .        $277,822    $272,631     $272,631
Less sales charge . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           3,916       4,091        4,091
                                                                                             --------    --------     --------
Net amount applicable to certificateholders . . . . . . . . . . . . . . . . . . . . .         273,906     268,540      268,540
Accretion of original issue discount  . . . . . . . . . . . . . . . . . . . . . . . .          97,556      82,081       54,326
Net unrealized appreciation of investments  . . . . . . . . . . . . . . . . . . . . .          57,235      43,910       39,857
                                                                                             --------    --------     --------

Net capital applicable to certificateholders  . . . . . . . . . . . . . . . . . . . .        $428,697    $394,531     $362,723
                                                                                             ========    ========     ========
2009 Series
- -----------
Cost of 802,717, 1,153,906, and 2,709,170 Units, respectively . . . . . . . . . . . .        $186,079    $265,578     $615,076
Less sales charge . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           8,726      10,924       18,255
                                                                                             --------    --------     --------
Net amount applicable to certificateholders . . . . . . . . . . . . . . . . . . . . .         177,353     254,654      596,821
Accretion of original issue discount  . . . . . . . . . . . . . . . . . . . . . . . .          64,511      66,824      100,534
Net unrealized appreciation of investments  . . . . . . . . . . . . . . . . . . . . .          52,444      18,556       25,544
                                                                                             --------    --------     --------

Net capital applicable to certificateholders  . . . . . . . . . . . . . . . . . . . .        $294,308    $340,034     $722,899
                                                                                             ========    ========     ========

Oppenheimer Zero Coupon U.S. Treasuries Trust, Series E
Notes to Financial Statements
For the years ended December 31, 1993, 1992 and 1991
- ---------------------------------------------------------------------------

3.   Expenses
Trustee's fees and other expenses incurred by the Fund are limited to the amount of income generated by the Interest Bearing Treasury Securities in each Series. Any excess expenses are assumed by the Sponsor.

4.   Capital Share Transactions

Issuance
Additional Units were issued by the Fund during the periods ended December 31, 1993, 1992 and 1991 as follows:

                                                                               1993                1992               1991
                                                                               ----                ----               ----
     1999   . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           50,254                -                  -
     2009   . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                -                -                  -

Redemption
During 1993, 1992 and 1991, the Sponsor elected to redeem Units of the Fund as follows:

                                                                               1993                1992               1991
                                                                               ----                ----               ----
     1999   . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           75,380                  -                  -
     2009   . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          351,189          1,555,264          1,304,415

The total proceeds were remitted to the Sponsor.

5.   Income Taxes
All income received, accretion of original issue discount, expenses paid, and realized gains and losses on securities sold are attributable to the holder, on a pro rata basis, for Federal income tax purposes in accordance with the grantor trust rules of the Internal Revenue Code.
At December 31, 1993, the cost of investment securities for Federal income tax purposes was approximately equivalent to the adjusted cost as shown in each Series' portfolio.

6.   Distributions
It is anticipated that each Series will not make any distributions until the first business day following the maturity of its holding in the Stripped Treasury Securities which are non-interest bearing.

Oppenheimer Zero Coupon U.S. Treasuries Trust, Series E
Portfolios as of December 31, 1993

- -----------------------------------------------------------------------------------------------------------------------------
Series No. and                                                  Coupon                      Face       Adjusted
Title of Securities                                              Rates    Maturities      Amount       Cost (+)    Value (*)
- ----------------------------------------------------------------------------------------------------------------------------
1999 Series
- -----------
  Stripped Treasury Securities  . . . . . . . . . .                 0%      5-15-99     $565,000       $368,449     $425,370
  U.S. Treasury Notes   . . . . . . . . . . . . . .             8.875%      2-15-99        2,866          3,013        3,327
                                                                                        --------       --------     --------
  Total   . . . . . . . . . . . . . . . . . . . . .                                     $567,866       $371,462     $428,697
                                                                                        ========       ========     ========
2009 Series
- -----------
  Stripped Treasury Securities  . . . . . . . . . .                 0%     05-15-09     $800,000       $237,095     $289,727
  U.S. Treasury Notes   . . . . . . . . . . . . . .             13.25%     05-15-14        2,717          4,769        4,581
                                                                                        --------       --------     --------

         Total  . . . . . . . . . . . . . . . . . .                                     $802,717       $241,864     $294,308
                                                                                        ========       ========     ========

- -----------------
(+) See Notes to Financial Statements.
(*) The aggregate values based on offering side evaluations at December 31, 1993 were as follows:

                           Series                                      Amount
                          ------                                      ------
                            1999    . . . . . . . . . . . . . .      $429,589
                            2009    . . . . . . . . . . . . . .       296,038

See Notes to Financial Statements.

Investment Summary of Series E+
As of December 31, 1993
- ---------------------------------------------------------------------------
Series E is a series unit investment trust consisting of two separate series, each with its own portfolio. These are the 1999 Series and 2009 Series, designated for the maturities of their underlying Portfolios (see Portfolios herein).

                                                                                              1999                     2009
                                                                                             Series                   Series
- -----------------------------------------------------------------------------------------------------------------------------
Face Amount of Securities . . . . . . . . . . . . . . . . . . . . . . . . . . .           $ 567,866               $ 802,717
Number of Units . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .             567,866                 802,717
Fractional Undivided Interest in Fund Represented by Each Unit  . . . . . . . .           1/567,866 th            1/802,717 th
Offering Price per 1,000 Units***
    Aggregate offering side evaluation of Securities in Fund*   . . . . . . . .           $ 429,589.00          $   296,038.00
                                                                                          ------------          --------------
    Divided by number of Units times 1,000  . . . . . . . . . . . . . . . . . .           $     756.50          $       368.80
    Plus the applicable transaction charge**  . . . . . . . . . . . . . . . . .                   7.56                    6.45
                                                                                          ------------          --------------
    Offering Price per 1,000 Units  . . . . . . . . . . . . . . . . . . . . . .           $     764.06          $       375.25
                                                                                          ============          ==============
Sponsor's Repurchase Price per 1,000 Units (based on offering side evaluation
  of underlying Securities)   . . . . . . . . . . . . . . . . . . . . . . . . .           $     756.50          $       368.80
Redemption Price per 1,000 Units (based on bid side evaluation of underlying
  Securities)****   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           $     754.93          $       366.64
Calculation of Estimated Net Annual Interest Income per 1,000 Units Received
  in Cash by the Fund
    Gross annual income per 1,000 Units   . . . . . . . . . . . . . . . . . . .           $       0.45          $         0.45
    Less estimated annual expense per 1,000 Units   . . . . . . . . . . . . . .                   0.45                    0.45
                                                                                          ------------          --------------
    Net annual income per 1,000 Units   . . . . . . . . . . . . . . . . . . . .           $       0.00          $         0.00
                                                                                          ============          ==============
Distributions
    Distributions will be made on the first business day following the maturity of each Security in a Series to holders of record on the business day immediately preceding the date of such distribution.
Trustee's Annual Fee
    Per $1,000 face amount of underlying Securities (see Expenses and Charges)            $       0.35          $         0.35
Evaluator's Fee for Each Evaluation
    $.35 for each issue of underlying Securities.
    Treating separate maturities as separate issues.
Evaluation Time
    3:30 P.M. New York Time
Mandatory Termination Date
    January 1, 2039
Minimum Value of Fund
    Trust Indenture may be terminated with respect to any Series if the value of that Series is less than 40% of the face amount of Securities.

- --------------------
+    The Indenture was signed and the initial deposit was made as of April 17, 1989.
*    The aggregate offering side evaluation of the obligations is determined by the Evaluator on the basis of current offering prices for the obligations.
**   The transaction charges currently applicable to the 1999 Series and the 2009 Series are 1.00% and 1.75% of their respective
     Offering Prices per 1,000 Units (1.010% and 1.781%, respectively, of the net amount invested in Securities).
***  These figures are computed by dividing the aggregate offering side evaluation of the underlying Securities in the particular
     Series (the price at which they could be purchased directly by the public if they were available) by the number of Units of the Series outstanding, multiplying the result times 1,000 and adding the applicable transaction charge as described in the preceding footnote. These figures assume a purchase of 1,000 Units.  The price of a single Unit, or any multiple thereof, is calculated by dividing the Offering Price per 1,000 Units above by 1,000 and multiplying by the number of Units.
**** Figures shown are $9.13 and $8.61 less than the Offering Price per 1,000 Units and $1.57 and $2.16 less than the Sponsor's
     Repurchase Price per 1,000 Units, with respect to the 1999 Series and the 2009 Series, respectively.